A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until receipt for the short form prospectus is obtained from the securities regulatory authorities.  No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

The securities offered herein have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities commission of any state, and are not being offered, issued, sold or otherwise distributed in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the 1933 Act) or person in the United States.  This preliminary short form prospectus is not being sent, delivered, provided or otherwise circulated to or in the United States or to, or for the account or benefit of, any U.S. Person or person in the United States.  Each holder of the rights and securities, by virtue of receiving, purchasing, exercising or otherwise obtaining such rights or securities, agrees, for the benefit of MIGENIX Inc., that such holder is not in the United States, is not a U.S. Person, is not receiving, purchasing, exercising or otherwise obtaining such rights or securities for the account or benefit of a U.S. Person or person in the United States, and that neither the Rights nor Warrants (as such terms are hereinafter defined) may be transferred or exercised in the United States or for the account or benefit of any U.S. Person.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of MIGENIX Inc. at 102–2389 Health Sciences Mall, Vancouver, British Columbia, V6T 1Z3, telephone 604.221.9666 ext. 233 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of MIGENIX Inc. at the above mentioned address and telephone number and is also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

Rights Offering

December 29, 2008

MIGENIX INC.

$•

● Rights to purchase one Unit
at a purchase price of $• per Unit

____________

MIGENIX Inc. ("MIGENIX" or the "Corporation") is distributing (the "Offering") to the holders (the "Holders") of its outstanding common shares of record (except for U.S. Persons, holders in the United States or holders who are acting for the account or benefit of holders in the United States or U.S. Persons (as that term is defined in Regulation S of the 1933 Act)) at 5:00 pm (Toronto time) on •, 2009 (the "Record Date") rights (the "Rights") to subscribe for units of the Corporation (the "Units"). Each Unit will consist of one common share (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the Holder to purchase one Common Share (a "Warrant Share") at a price of $• per Common Share at any time before 5:00 pm (Toronto time) on the date that is 12 months following the closing of the Offering.

The Rights are fully transferable within Canada (as more particularly set forth herein) and will be evidenced by certificates in registered form (the "Rights Certificates"). Each Holder is entitled to one Right for each Common Share held on the Record Date. • Rights entitle the holder (provided that such holder is in an Eligible Jurisdiction, as defined below, or is an Approved Eligible Holder, as defined below), thereof to purchase one Unit (the "Basic Subscription Right") of the Corporation at a price of $• per Unit (the "Subscription Price") prior to 5:00 p.m. (Toronto time) (the "Expiry Time") on •, 2009 (the "Expiry Date"). No fractional Units will be issued. Rights not exercised before the Expiry Time on the Expiry Date will be void and of no value. Holders who exercise their Basic Subscription Right in full are entitled to subscribe for additional Units (the "Additional Units"), if available, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). See "Details of Rights Offering — Additional Subscription Privilege".

	Offering Price	Net Proceeds to the Corporation (1)
Per Unit	$•	$•
Total	$•	$•

______________

(1)

Assuming the exercise of all Rights, before deducting the expenses of the Offering, estimated to be approximately $300,000, which will be paid from the net proceeds of the Offering.

This short form prospectus qualifies the distribution of the Rights, the Common Shares and Warrants issuable upon the exercise thereof, the Warrant Shares issuable on exercise of the Warrants. The Corporation has applied to list the Rights described under this short form prospectus, the Common Shares issuable on the exercise thereof and the Warrant Shares on the Toronto Stock Exchange ("TSX"). Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Warrants will not be listed on any stock exchange. The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol "MGI". On December 24, 2008, the closing price for the Common Shares on the TSX was $0.09.

There is no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under the short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See Risk Factors.

The Rights will not be issued to any U.S. Person, person in the United States or person acquiring the Rights for the benefit or account of any U.S. Person or person in the United States.  Neither the Rights nor the Warrants may be transferred to, or for the benefit or account of, any U.S. Person or person in the United States.

Computershare Trust Company of Canada (the "Subscription Agent"), at its office in Vancouver (the "Subscription Office"), is the subscription agent for this Offering. See "Description of Offered Securities – Subscription and Transfer Agent".

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “Participant”) (other than for the account or benefit of Ineligible Holders (defined below), which include holders in the United States or who are, or are acting for the account or benefit of, U.S. Persons) that is in the book based system administered by CDS Clearing and Depository Services Inc. ("CDS"), a subscriber (other than Ineligible Holders (defined below), which include holders in the United States or who are, or are acting for the account or benefit of, U.S. Persons) may subscribe for Units by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Unit subscribed for to such Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Units pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber's Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Units requested.  Any excess funds will be returned by mail or credited to the subscriber's account with its Participant without interest or deduction. Subscriptions for Units made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Units once submitted. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this short form prospectus to each registered Holder in an Eligible Jurisdiction (as hereinafter defined) as of the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this short form prospectus. See "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form".

Under a standby purchase agreement dated December 29, 2008 (the "Standby Purchase Agreement"), DJohnson Holdings Inc. (the "Standby Purchaser"), a private holding company organized under the laws of British Columbia, controlled and owned by Douglas Johnson, the Chairman of our Board of Directors, has agreed, subject to certain terms and conditions, to purchase, at the Subscription Price, that number of Units (the "Standby Units") such that 50% and up to 100% of the aggregate number of Units offered pursuant to this Offering are subscribed for hereunder, after giving effect to all Units purchased by the shareholders of the Corporation upon exercise of their Basic Subscription Rights and Additional Subscription Privileges (the "Standby Commitment"), provided that in no event shall the Standby Purchaser be required to purchase an amount of Units pursuant to the Standby Commitment that would result in the Standby Purchaser owning more than 19.9% of the total issued and outstanding Common Shares of the Corporation, on a fully diluted basis, after giving effect to this Offering. In consideration for its commitment to subscribe for and take up Units pursuant to the Standby Commitment, the Standby Purchaser shall be entitled to a fee (the "Standby Purchaser Fee") in the amount, not to exceed $93,750, equal to 7.5% of those gross proceeds of this Offering attributable to the purchases of Units purchased by the Standby Purchaser pursuant to the Standby Commitment, payable in cash.  Pursuant to the Standby Purchase Agreement, Mr. Johnson has guaranteed certain of the obligations of the Standby Purchaser contained therein.  See "Standby Commitment".

This short form prospectus qualifies the distribution of the Common Shares (the "Standby Shares") and Warrants (the "Standby Warrants") issuable upon the exercise of the Standby Units, if any, and the Warrant Shares issuable upon the exercise of the Standby Warrants

The Standby Purchaser is not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of, or performed any review of, this short form prospectus in the capacity of an underwriter.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus and the expiry of an unexercised Right may have tax consequences in Canada, or elsewhere, depending on each particular existing or prospective investor's specific circumstances.  Prospective investors should consult their own tax advisors with respect to such tax considerations. See "Canadian Federal Income Tax Considerations".

If a Holder does not exercise, or sells or otherwise transfers, its Rights, then such Holder's current percentage ownership in the Corporation will be diluted as a result of the exercise of the Rights.

This Offering is made only to Holders (the "Eligible Holders") in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec (the "Eligible Jurisdictions"). This short form prospectus is not to be construed as an offering of Units for sale in any jurisdiction outside the Eligible Jurisdictions (an "Ineligible Jurisdiction") or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction (an "Ineligible Holder"). The United States is an Ineligible Jurisdiction and all U.S. Persons and persons in the United States or acting for the account or benefit of a U.S. Person or person in the United States are Ineligible Holders. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See "Description of Offered Securities – Ineligible Holders".

THE RIGHTS AND THE SECURITIES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT OR ANY STATE SECURITIES COMMISSION OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. THIS SHORT FORM PROSPECTUS IS NOT BEING SENT, DELIVERED, PROVIDED OR OTHERWISE CIRCULATED TO ANY HOLDER IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON. THE RIGHTS AND WARRANTS MAY NOT BE EXERCISED AND MAY NOT BE OFFERED, ISSUED, SOLD OR OTHERWISE DISTRIBUTED IN THE UNITED STATES OR TO, OR FOR THE BENEFIT OF, ANY U.S. PERSON. THE HOLDER OF THE RIGHTS OR WARRANTS, BY VIRTUE OF RECEIVING, PURCHASING, EXERCISING OR OTHERWISE OBTAINING SUCH RIGHTS OR WARRANTS, AGREES, FOR THE BENEFIT OF THE CORPORATION, THAT SUCH HOLDER IS NOT IN THE UNITED STATES, IS NOT A U.S. PERSON AND IS NOT RECEIVING, PURCHASING, EXERCISING OR OTHERWISE OBTAINING SUCH RIGHTS OR WARRANTS FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

There are risks associated with an investment in the Units. See "Risk Factors" for a summary discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Units.

The Corporation's head and registered offices are located at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3 and 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, respectively.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

2

GENERAL MATTERS

4

DOCUMENTS INCORPORATED BY REFERENCE

5

SUMMARY

6

THE CORPORATION

8

BUSINESS OF THE CORPORATION

8

CONSOLIDATED CAPITALIZATION

10

USE OF PROCEEDS

10

PLAN OF DISTRIBUTION

11

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

11

PRIOR SALES

12

TRADING PRICE AND VOLUME

13

DETAILS OF THE RIGHTS OFFERING

13

STANDBY COMMITMENT

19

RISK FACTORS

20

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

22

ELIGIBILITY FOR INVESTMENT

23

LEGAL MATTERS

23

AUDITORS, TRANSFER AGENT AND REGISTRAR

23

PURCHASERS' STATUTORY RIGHTS

24

CERTIFICATE OF THE CORPORATION

26

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus contains forward–looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward–looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward–looking statements"). Statements, other than statements of historical fact, are forward–looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward–looking statements, which include underlying assumptions, although not all forward–looking statements contain these identifying words. By their nature, forward–looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward–looking statements will not occur.

Although our management believes that the expectations represented by such forward–looking statements are reasonable, there is significant risk that the forward–looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate.  The forward–looking statements in this short form prospectus include, but are not limited to, statements concerning:

•

our expectation that we will complete the Offering;

•

our expectations with respect to the use of the net proceeds of the Offering;

•

our estimates regarding our capital requirements and our need for additional financing;

•

our expectations with respect to the initiation and completion of clinical trials, regulatory submissions and approvals, including:

•

Cadence Pharmaceuticals Inc. ("Cadence") having top–line results for OmigardTM Phase III trial in the first quarter of calendar 2009, and if the results of this trial are positive, Cadence submitting a new drug application ("NDA") for OmigardTM in the second quarter of calendar 2009;

•

Cadence submitting a Marketing Authorization Application ("MAA") for OmigardTM to European regulatory authorities following the NDA submission;

•

Cutanea Life Sciences Inc.'s ("Cutanea") plans to advance omiganan for the treatment of rosacea into Phase III clinical development in 2009; and

•

Spring Bank Pharmaceuticals Inc. ("Spring Bank") advancing SB–9000 into clinical development in the first quarter of calendar 2010;

•

our expectations that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to development and commercialization arrangements, including:

•

our current development and commercialization agreements with Cadence, Cutanea, and Spring Bank; and

•

new development and commercialization agreements for OmigardTM in ex–North American and ex–European territories, celgosivir and MX-2401;

•

our agreement with the Government of Canada under the former Technology Partnerships Canada (TPC) program (TPC projects now managed by Industry Canada's Industrial Technologies Office ("ITO")) providing government assistance for the MX–2401 program;

•

our estimates of the market potential for our products;

•

our expectations for achieving a burn rate of approximately $2 million per year;

•

our current financial resources being sufficient to fund our operations into February 2009; and

•

our expectations with respect to revenues and expenses.

With respect to the forward–looking statements contained in this short form prospectus, we have made numerous assumptions regarding, among other things:

•

our ability to complete the Offering;

•

our ability to predict where the net proceeds of the Offering will be used;

•

our ability to negotiate commercially acceptable financial terms for any potential future offering(s);

•

our ability to negotiate commercially acceptable financial terms for any potential future financing(s);

•

our ability and our partners' abilities to achieve milestones related to our clinical programs, including:

•

the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support submitting an NDA and MAA for OmigardTM; and

•

Cutanea's ability to manage, fund and advance omiganan for dermatological applications into Phase III;

•

our ability to initiate, fund and complete non–clinical studies, clinical studies, manufacturing and all ancillary activities for MX–2401;

•

Spring Bank's ability to manage, fund and advance SB9000 into clinical development;

•

our ability to obtain patents and other intellectual property rights for our drug candidates;

•

our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•

our ability to comply with applicable governmental regulations and standards;

•

our ability and/or our partners' abilities to succeed at establishing a successful commercialization program for any of our products;

•

our ability to negotiate acceptable commercial terms for any new collaborations and license agreements for the development and commercialization of our drug candidates;

•

our ability to successfully complete discussions and amendments of the MX-2401 agreement with ITO or its termination;

•

our ability to achieve our targeted annual burn rate; and

•

our ability to successfully attract and retain skilled and experienced personnel.

The foregoing list of assumptions is not exhaustive.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward–looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors, including:

•

our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates, (ii) demonstrating the safety and efficacy of drug candidates in clinical studies and (iii) obtaining regulatory approval to commercialize drug candidates;

•

further equity financing(s) may substantially dilute the interests of our shareholders;

•

our dependence on corporate collaborations;

•

clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•

the possibility that government agency approvals may be conditioned in a manner that would impair our ability to advance development and/or market our products successfully;

•

uncertainties as to future expense levels and the possibility of unanticipated costs, expenses or cost overruns;

•

we may not be able to obtain patents and other intellectual property rights for our drug candidates;

•

we may not be able to protect our intellectual property rights and we may infringe on the intellectual property rights of others;

•

we may not be able to comply with applicable governmental regulations and standards;

•

we and/or our partners may not be able to succeed at establishing successful commercialization programs for any of our products;

•

we may not be able to successfully attract and retain skilled and experienced personnel;

•

our lack of product revenues and history of operating losses;

•

our dependence on key personnel;

•

development or commercialization of similar products by our competitors, many of whom are more established and have greater financial resources than we do;

•

changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•

changes in foreign currency exchange rates; and

•

potential product liability and other claims that our business is subject to.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out herein underlying those forward–looking statements prove incorrect, actual results may vary materially from those described herein. These forward–looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward–looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward–looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward–looking statements due to the inherent uncertainty therein.

GENERAL MATTERS

In this short form prospectus, "we", "us" and "our" refer to the Corporation.  All references in this short form prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted. The Corporation's financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles.

You should rely only on the information contained in this short form prospectus. We have not authorized anyone to provide you with information different from that contained in this short form prospectus. We are distributing the Rights only in jurisdictions where, and to persons to whom, distributions are lawfully permitted. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Rights.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 102–2389 Health Sciences Mall, Vancouver, British Columbia V6T 1Z3, telephone (604) 221–9666 ext. 233, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of MIGENIX Inc. at the above mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, as filed with the various securities commissions or similar authorities in each of the provinces of Canada in which the Corporation is reporting, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)

the annual information form of the Corporation dated July 25, 2008, for the year ended April 30, 2008 (the "Annual Information Form");

(b)

the comparative audited consolidated financial statements of the Corporation and notes thereto for the year ended April 30, 2008, together with the auditors' report thereon;

(c)

management's discussion and analysis of financial condition and results of operations for the Corporation for the financial year ended April 30, 2008;

(d)

the comparative unaudited interim consolidated financial statements and results of operations for the three and six month periods ended October 31, 2008, together with notes thereto;

(e)

management's discussion and analysis of financial condition and results of operations for the three and six month periods ended October 31, 2008;

(f)

the management proxy circular dated October 2, 2008, relating to the annual meeting of shareholders of the Corporation held on October 31, 2008;

(g)

the material change report dated June 5, 2008 and filed on SEDAR on June 6, 2008, with respect to the announcement by the Corporation of steps it was  taking to reduce expenses to extend its cash runway through the OmigardTM Phase III results milestone and that efforts were underway to raise additional cash to extend the Corporation's cash position into 2009; and

(h)

the material change report dated August 11, 2008 and filed on SEDAR on August 12, 2008, with respect to the announcement by the Corporation that it had reached an agreement with a significant shareholder of the Corporation that would allow the Corporation to avoid a proxy contest at the Corporation's annual meeting of shareholders held on October 31, 2008.

Any document of the types referred to above (excluding any confidential material change reports) filed by the Corporation with any securities regulatory authorities after the date of this short form prospectus and prior to the termination of this distribution will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this short form prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this short form prospectus.

Issuer:	MIGENIX Inc.
The Offering:

Rights to subscribe for up to • Units. Each Holder on the Record Date will receive one Right for each Common Share held. Every • Rights entitle the holder (provided that such is in an Eligible Holder Jurisdiction or is an Approved Eligible Holder) thereof to subscribe for one Unit. Each Unit will consist of one Common Share and one Warrant. Each Warrant will entitle the Holder to purchase one Common Share at a price of $• per Common Share at any time before 5:00 pm (Toronto time) on the date that is 12 months following the closing of the Offering.

Record Date:	•, 2009
Expiry Date:	•, 2009
Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised on or before the Expiry Time on the Expiry Date will be void and have no value.
Subscription Price:	The Subscription Price per Unit will be equal to $•.
Net Proceeds:	Approximately $• million, assuming the exercise of all Rights and before deduction of estimated expenses of approximately $300,000.
Stand–by Commitment:

Pursuant to the Standby Purchase Agreement, the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase, at the Subscription Price, that number of Standby Units such that 50% and up to 100% of the aggregate number of Units offered pursuant to this Offering are subscribed for hereunder, after giving effect to all Units purchased by the shareholders of the Corporation upon exercise of their Basic Subscription Rights and Additional Subscription Privileges, provided that in no event shall the Standby Purchaser be required to purchase an amount of Units pursuant to the Standby Commitment that would result in the Standby Purchaser owning more than 19.9% of the total issued and outstanding Common Shares of the Corporation, on a fully diluted basis, after giving effect to this Offering. The Standby Purchaser is not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of, or performed any review of, this prospectus in the capacity of an underwriter. The Standby Purchase Agreement may be terminated by the Standby Purchaser prior to the Expiry Time in certain circumstances. In consideration for its commitment to subscribe for and take up Units pursuant to the Standby Commitment, the Standby Purchaser shall be entitled to a fee in the amount, not to exceed $93,750, equal to 7.5% of those gross proceeds of this Offering attributable to the purchases of Units purchased by the Standby Purchaser pursuant to the Standby Commitment, payable in cash. Pursuant to the Standby Purchase Agreement, certain of the obligations of the Standby Purchaser have been guaranteed by Douglas Johnson, the Chairman of our Board of Directors. See "Standby Commitment".

Basic Subscription Privilege:

Every • Rights entitle the holder thereof to subscribe for one Unit upon payment of the Subscription Price. No fractional Units will be issued. See "Details of the Rights Offering – Subscription Basis and Basic Subscription Privilege".

Additional Subscription Privilege:

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro–rata for Units, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See "Description of Offered Securities – Additional Subscription Privilege".

Exercise of Rights:

For all Holders in an Eligible Jurisdiction whose Common Shares are held in registered form (a "Registered Eligible Holder"), a Rights Certificate representing the total number of Rights to which such Registered Eligible Holder is entitled as at the Record Date will be mailed with a copy of this short form prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "Description of Offered Securities – How to Complete the Rights Certificate". For Common Shares held by an Eligible Holder through a Participant in the book–based system administered by CDS, a subscriber may subscribe for Units by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Unit subscribed for in accordance with the terms of this Offering to such Participant. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

Holders in Ineligible Jurisdictions:

No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Corporation has reason to believe is, not resident in an Eligible Jurisdiction, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions who have demonstrated to the Corporation that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an "Approved Eligible Holder"). No Rights Certificates will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of registered Ineligible Registered Holders will be held on their behalf by the Subscription Agent until 5:00 p.m. (Toronto time) on •, 2009, in order to provide the beneficial holders outside the Eligible Jurisdictions the opportunity to claim the Rights Certificate by satisfying the Corporation that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders, for their account, on such date(s) and at such price(s) as the Subscription Agent will determine in its sole discretion. Ineligible Holders whose shares are held through a Participant in CDS who wish to be recognized as Approved Eligible Holders should contact their Participant.

Rights of beneficial Ineligible Holders will be held on their behalf either by the Subscription Agent or by the relevant securities broker or dealer, bank or trust company or other participant (including a Participant) through which they hold securities. Either the Subscription Agent or the relevant participant, as the case may be, will attempt to sell the Rights of such beneficial Ineligible Holders, for their account, on such date or dates and at such price or prices as determined by the particular agent, in its sole discretion.  See "Description of Offered Securities — Ineligible Holders".

No Rights will be issued to U.S. Persons or persons in the United States or persons who are acting for the account or benefit of U.S. Persons or persons in the United States.  Neither the Rights nor the Warrants may be exercised by U.S. Persons or persons in the United States or for the account or benefit of U.S. Persons or persons in the United States, except that the Warrants may be so exercised pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, after providing a legal opinion satisfactory to the Corporation to the effect that such exemption is available.

Use of Proceeds:	MIGENIX intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Listing and Trading:

The Corporation has applied to list the Rights described under this short form prospectus, the Common Shares issuable on the exercise thereof and the Warrant Shares issuable on exercise of the Warrants. Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Warrants will not be listed on any stock exchange. The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol "MGI".

Risk Factors:	An investment in Units is subject to a number of risk factors. See "Risk Factors".

THE CORPORATION

MIGENIX Inc. was incorporated pursuant to the Company Act (British Columbia) on August 27, 1979 as "Parklane Explorations Ltd.", was continued under the Corporations Act (Alberta) on March 9, 1988, and was continued under the Company Act (British Columbia) on April 15, 1991 under the name "Consolidated Parklane Resources Inc."  On January 7, 1993, our name was changed to "Micrologix Biotech Inc.". We were continued under the Business Corporations Act (British Columbia) on September 8, 2004, and on September 9, 2004, we changed our name to "MIGENIX Inc.".

Our principal place of business is located at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3 and our registered and records office is 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2. Our principal office telephone number is (604) 221–9666 and facsimile number is (604) 221–9688.

BUSINESS OF THE CORPORATION

We are in the business of researching, developing and commercializing drugs for the treatment of infectious diseases. We do not currently have any products approved for sale. Our drug development programs are summarized in the following table:

ANTI–INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI–226 and MX–226.	Prevention of catheter–related infections (topical)

Phase III; one Phase III study completed in the United States and a confirmatory Phase III study in progress in the United States (under a Special Protocol Assessment) and in Europe (enrolment completed May 2008 with top–line results expected in the first quarter of calendar 2009). The North American and European development and commercialization rights for the topical treatment or prevention of device–related, burn–related or surgery–related infections are out–licensed to Cadence. With positive results from the confirmatory Phase III study, Cadence plans to submit a NDA to the FDA in the second quarter of calendar 2009.  Cadence also intends to submit an MAA for OmigardTM to European regulatory authorities following the NDA submission. Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27 million in development and commercialization milestone payments and a double–digit royalty on net sales. We are working to out–license the rest of world rights not granted to Cadence in order to generate upfront license fees, milestone payments and royalties.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a Phase II rosacea study was completed in the United States (a precursor product, MX–594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial in calendar 2009 to treat rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21 million in development and commercialization milestone payments and a single–digit royalty on net sales.

Celgosivir (alpha–glucosidase I inhibitor). Also known as MX–3253.	Treatment of chronic hepatitis C virus (HCV) infections (oral)	Phase II; completed three Phase II studies. We are seeking strategic options for advancing the development of celgosivir and are currently in key partnering discussions.
MX–2401 (lipopeptide).	Treatment of serious Gram–positive bacterial infections (intravenous)

Preclinical; MX–2401 is expected to be our next clinical candidate. The features of MX–2401 indicate a highly competitive intravenous agent for treating serious Gram–positive infections (including the highly publicized resistant bacteria, VRE and MRSA). Currently, activities in the program are focused on business development and scientific publication initiatives. At this time, we are seeking strategic options for advancing development of MX-2401 and we are not providing guidance as to the timelines for advancing this program to clinical trials. We have an agreement with ITO which has provided funding for some of the costs in the MX-2401 program.

SB9000 (dinucleotide). Also known as MX–1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out–licensed to Spring Bank. Spring Bank plans to advance SB9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB9000 and royalties upon commercialization.

HCVnn (non–nucleoside polymerase inhibitor small molecule).	Treatment of chronic hepatitis C virus (HCV) infections	Preclinical; lead series of compounds identified. This program is currently an inactive program and development work has been stopped.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at October 31, 2008 before and after giving effect to the Offering. This table should be read in conjunction with the Corporation's comparative audited consolidated financial statements as at and for the year ended April 30, 2008 and related notes thereto, the Corporation's comparative unaudited interim consolidated financial statements for the three and six months ended October 31, 2008 and management's discussion and analysis thereon, all incorporated herein by reference.

Capital	Outstanding as at October 31, 2008	Outstanding as at October 31, 2008 after giving effect to the Offering(1)(2)(3)
	All figures in thousands
Convertible securities classified as liabilities:
Preferred shares(4)	$–	$–
(authorized – unlimited)	(5,250 shares)	(5,250 shares)
Liability portion of Convertible Royalty Participation Units(5) (authorized – 29,465)	$7,245 (29 units)	$7,245 (29 units)
Total convertible securities classified as liabilities	$7,245	$7,245
Shareholders' equity:
Common Shares(3)	$125,156	$•
(authorized – unlimited)	(94,464 shares)	(● shares)
Equity portion of Convertible Royalty Participation Units(5)	$4,554	$4,554

(authorized – 29,465)	(29 units)	(29 units)
Contributed surplus(6)	$8,483	$•
Deficit	($143,448)	($143,448)
Total shareholders' equity (deficiency) and capitalization	$(5,255)	$•

_______________

Notes:

(1)

Assuming the full exercise of all Rights under the Offering and after deducting the estimated expenses of the Offering.

(2)

Excludes the Common Shares which may be issued upon the exercise of the Warrants comprising the Units. Assuming the full exercise of all Rights, the Corporation would issue ● Warrants to purchase ● Common Shares.

(3)

Excludes Common Shares issuable on the exercise/conversion of options, warrants, deferred share units, the convertible redeemable preferred shares (see note 4 below) and the convertible royalty participation units (see note 5 below).

(4.)

Convertible redeemable preferred shares outstanding consist of 300,000 Series A, 950,000 Series B and 4,000,000 Series D preferred shares.  On the achievement of any of the pre–determined product development milestones underlying the preferred shares and the Corporation electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the conversion price to be used to determine the number of Common Shares to be issued for such milestones (subject to any applicable minimum price requirements and maximum number of Common Shares that can be issued for each series) is based on market price at the time the respective milestones are achieved.

(5)

Convertible royalty participation units are convertible at any time by the holders into Common Shares (initially 600 Common Shares per unit based at conversion price of $0.50 per Common Share, with the number of Common Shares reduced proportionately for any royalties received by the unit holders).  Additionally, the Company has an option to convert the units into Common Shares.

(6)

Contributed surplus contains the value of Warrants issued in the Offering.

USE OF PROCEEDS

The aggregate net proceeds to be derived by the Corporation from the Offering are estimated to be approximately $•, assuming the exercise of all of the Rights and after deducting the estimated expenses of the Offering of approximately $300,000. MIGENIX intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The actual use of the net proceeds of the Offering may vary depending on operating and capital needs of the Corporation from time to time. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of the Offering. Pending the use of proceeds as outlined herein, the Corporation intends to invest the net proceeds of the Offering in investment grade, short–term, interest bearing securities.

PLAN OF DISTRIBUTION

The Corporation has applied to list the Rights described under this short form prospectus, the Common Shares issuable on the exercise thereof and the Warrant Shares on the TSX. Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The Warrants will not be listed on any stock exchange. The price for the Rights was determined by the Board in accordance with the policies for rights offerings set out in the TSX Corporate Finance Manual.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized capital of the Company consists of an unlimited number of Common Shares, of which, as at the date hereof, 94,463,806 are issued and outstanding, and an unlimited number of preferred shares, issuable in series, of which, as at the date hereof, 300,000 Series A, 950,000 Series B and 4,000,000 Series D are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of preferred shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our Board may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding up or other distribution of the Corporation's assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of the assets remaining after payment of all of the Corporation's liabilities, subject to the rights of holders of the preferred shares and the convertible royalty participation units issued on May 3, 2006, as part of the financing relating to a portion of the future royalties from the Corporation's licence agreements with Cadence and Cutanea. The Common Shares carry no pre–emptive or conversion rights and are not subject to redemption.

Description of Warrants

The Warrants (including the Standby Warrants) will be issued in registered form under and be governed by the terms of a warrant indenture to be dated as of the date of closing of the Offering (the "Warrant Indenture"). The Corporation will appoint Computershare Trust Company of Canada (the "Warrant Agent") as warrant agent for the Warrants at its transfer office in Vancouver, British Columbia, or at the principal transfer office of any co–transfer agent designated by the Corporation or at any other place that is designated by the Corporation with the agreement of the Warrant Agent, as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Units will separate immediately upon closing of the Offering into Common Shares and Warrants. Each Warrant will entitle the holder to purchase one Warrant Share at a price of $•. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date that is 12 months following the Closing Date, after which time the Warrants will expire and become null and void.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Corporation's stock option plans);

(ii)

the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)

the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares or other assets of the Corporation, evidences of indebtedness or any cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment(s) would change the exercise price by at least one (1%) percent or the number of Common Shares purchasable upon exercise by at least one one–hundredth of a Common Share.

The Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person or person in the United States, except pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, after providing a legal opinion satisfactory to the Corporation to the effect that such exemption is available.

The Corporation will also covenant in the Warrant Indenture that during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre–emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made upon approval by an "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

PRIOR SALES

The following table sets out the details of the issuance by the Corporation of Common Shares, deferred share units and options to purchase Common Shares ("Options"), if any, during the 12–month period before date of this short form prospectus:

Security	Number	Price	Date

Deferred Share Units	320,000	$ 0.195	May 29, 2008
Options	1,932,248	$ 0.21	June 5, 2008
Options	107,600	$ 0.09	October 22, 2008
Options	1,677,000	$ 0.11	October 31, 2008

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "MGI" and are quoted for trading on the OTC Market under the symbol "MGIFF".  The following table sets forth, for the periods indicated, the reported high and low sales prices and aggregate volume of trading of the Common Shares on the TSX:

Period	High ($)	Low ($)	Volume
2007
December	$0.55	$0.355	1,011,594
2008
January	$0.53	$0.31	1,082,289
February	$0.46	$0.295	1,638,722
March	$0.43	$0.25	4,664,379
April	$0.305	$0.225	878,488
May	$0.26	$0.165	1,028,922
June	$0.26	$0.195	735,400
July	$0.275	$0.20	479,653
August	$0.26	$0.13	798,061
September	$0.245	$0.14	852,215
October	$0.175	$0.075	5,709,477
November	$0.12	$0.07	877,976
December (1)	$0.10	$0.07	4,718,710

______________

Note:

(1)

The monthly price range and trading volume presented is for the period from December 1, 2008 to December 24, 2008.

DETAILS OF THE RIGHTS OFFERING

Issue of Rights and Record Date

Holders of record at 5:00 p.m. (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holder is in an Eligible Jurisdiction or is an Approved Eligible Holder) to subscribe for and purchase from the Corporation an aggregate of approximately • Units, assuming exercise in full of the Rights issued hereunder. The Rights are fully transferable in Canada. The rights may not be transferred to any U.S. Person or person in the United States or for the account or benefit of any U.S. Person or person in the United States. See "— Sale or Transfer of Rights".

The Rights will be represented by the Rights Certificates that will be issued in registered form. For Holders in an Eligible Jurisdiction who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which such Eligible Registered Holder is entitled and the number of Units which may be obtained on exercise of those Rights will be mailed with a copy of this short form prospectus as of the Record Date. See "— Rights Certificate — Common Shares Held in Registered Form".

Eligible Holders that hold their Common Shares through a Participant in the book–based system administered by CDS will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial shareholder will receive a confirmation of the number of Rights issued to it from its Participant. CDS will be responsible for establishing and maintaining book–entry accounts for Participants holding Rights. See "— Rights Certificate — Common Shares Held Through CDS".

Subscription Basis

For every ● Rights held, an Eligible Holder or Approved Eligible Holder thereof is entitled to subscribe for one Unit at the Subscription Price of $• per Unit. Any subscription for Units will be irrevocable once submitted.

Fractional securities will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares or Warrants, the holder's entitlement will be reduced to the next lowest whole number of Common Shares or Warrants as the case may be. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Exercise Period and Expiration Date

The Rights will be eligible for exercise commencing on ●, 2009. The exercise period for the Rights will expire at the Expiry Time on the Expiry Date. Eligible Holders and Approved Eligible Holders who exercise the Rights will become holders of Units issued through the exercise of the Rights on the completion of the Offering. The Common Shares and Warrants comprising the Units are expected to be delivered on or before the second business day following the Expiry Date. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.

Basic Subscription Privilege

Each Holder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For every • Rights held, the holder (other than an Ineligible Holder), is entitled to acquire one Unit consisting of one Common Share and one Warrant under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein on or before the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Units pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Units, if any, that are not otherwise subscribed for under the Offering on a pro–rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See "Additional Subscription Privilege". Fractional securities will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial Holder as at the Record Date may, upon providing evidence satisfactory to the Corporation and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this short form prospectus and pay the subscription price.

For Common Shares held through a Participant in the book–based system administered by CDS, a holder may subscribe for Units by instructing the Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Unit subscribed for in accordance with the terms of this Offering to such Participant. Subscriptions for Units made in connection with the Offering through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Units once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such Participant, by direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Units subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Corporation and, if applicable, to the Participant, by the subscriber (including by its agents) that (i) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder and (ii) the subscriber is not purchasing the Units for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

A holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Units, if available, at a price equal to the Subscription Price for each Additional Unit. The number of Additional Units will be the difference, if any, between the total number of Units issuable upon exercise of Rights and the total number of Units subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Units will be received subject to allotment only and the number of Additional Units, if any, that may be allotted to each subscriber will be equal to the lesser of (a) the number of Additional Units that such subscriber has subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Units available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Units. If any holder of Rights has subscribed for fewer Additional Units than such holder's pro–rata allotment of Additional Units, the excess Additional Units will be allotted in a similar manner among the holders who were allotted fewer Additional Units than they subscribed for.

To apply for Additional Units under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent or their Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Units, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber's account with its Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber's entitlement to such Additional Units will terminate. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions to a Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Corporation to receive subscriptions and payments from holders of Rights Certificates and to perform certain services relating to the exercise and transfer of Rights. The Corporation will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

By Mail	By, Hand, Courier or Registered Mail
Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	Computershare Trust Company of Canada 100 University Avenue 9th floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at •.

Rights Certificate – Common Shares Held in Registered Form

For Registered Eligible Holders a Rights Certificate representing the total number of Rights to which each such Registered Eligible Holder is entitled as at the Record Date will be mailed with a copy of this short form prospectus. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "How to Complete the Rights Certificate". Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

No Rights Certificates will be delivered to an address in the United States unless the Registered Holder certifies that the Holder is not a U.S. Person.

Rights Certificate – Common Shares Held Through CDS

For Eligible Holders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Eligible Holders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS following the Record Date. The Corporation expects that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book–entry accounts for Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for (i) the records maintained by CDS or Participants relating to the Rights or the book–entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Holders who hold their Common Shares through a Participant must arrange purchases or transfers of Rights through their Participant. It is anticipated by the Corporation that each such purchaser of a Unit or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Unit is purchased in accordance with the practices and policies of such Participant.

How to Complete the Rights Certificate

Form 1 — Basic Subscription Right.

The maximum number of' Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner on the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

Form 2 — Additional Subscription Privilege.

Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See —"Additional Subscription Privilege".

Form 3 —Transfer of Rights.

Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights to a person in an Eligible Jurisdiction or an Approved Eligible Holder. Your signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Form 4 — Dividing or Combining.

Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totaling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment.

Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Trust Company of Canada" (the Subscription Agent). The amount of payment will be $• per Unit. Payment must also be included for any Additional Units subscribed for under the Additional Subscription Privilege.

Deposit.

Deliver or mail the completed Rights Certificate and payment in the return envelope provided, addressed to the Subscription Agent so that it is received by the Subscription Agent listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is strongly recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Units is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Units pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete and deliver their subscription in strict accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Units, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See "How to Complete the Rights Certificate". A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Holders of Rights through Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See "Rights Certificate — Common Shares Held Through CDS".

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See "How to Complete the Rights Certificate — Form 4 — Dividing or Combining".

Dilution to Existing Holders

If a Holder wishes to retain its current percentage ownership in the Corporation and assuming that all Rights are exercised, it should purchase all of the Units for which it may subscribe pursuant to the Basic Subscription Privilege for the Rights delivered under the Offering. If that Holder does not do so and other holders of Rights exercise any of their Rights, that Holder's current percentage ownership in the Corporation will be diluted by the issue of Units under this Offering. Shareholders should be aware that the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase, at the Subscription Price, that number of Units such that 50% percent and up to 100% of the aggregate number of Units offered hereunder are subscribed for. Pursuant to the Standby Purchase Agreement, Douglas Johnson has guaranteed certain of the obligations of the Standby Purchaser contained therein.  See "Standby Commitment".

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person or such person's agent who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident. The United States is an Ineligible Jurisdiction and all U.S. Persons and persons in the United States are Ineligible Holders. No Rights will be issued to U.S. Persons or persons in the United States or to persons who are acting for the account or benefit of U.S. Persons or persons in the United States, and no subscription under the Basic Subscription Privilege or the Additional Subscription will be accepted from any person or such person’s agent who appears to be, or who the Corporation has reason to believe is, a U.S. Person or person in the United States or who is acting for the account or benefit of a U.S. Person or person in the United States.

Rights Certificates will not be issued and forwarded by the Corporation to Holders whose registered address is not in an Eligible Jurisdiction and who are not Approved Eligible Holders. Holders will be required to provide a residency declaration in connection with any exercise of the Rights. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation. Ineligible Holders will be sent this short form prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Notwithstanding the foregoing, no person who is a U.S. Person or located in the United States or who is acting for the account or benefit of a U.S. Person or person in the United States will be sent this short form prospectus. A separate letter advising Ineligible Holders who are in the United States, U.S. Persons or acting for the account or benefit of U.S. Persons or persons in the United States, will be sent to such Ineligible Holders informing them that the Offering has occurred and that their Rights Certificates will be held and sold for the benefit of such Ineligible Holder by the Subscription Agent in accordance with the terms of this “Ineligible Holders” section. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on •, 2009, in order to provide Ineligible Holders an opportunity to claim the Rights Certificate by satisfying the Corporation that the issue of Units pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date(s) and at such price(s) as the Subscription Agent will determine in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on •, 2009 to request to have their Rights Certificates mailed to them.

Rights of beneficial Ineligible Holders will be held on their behalf either by the Subscription Agent or by the relevant securities broker or dealer, bank or trust company or other participant (including a Participant) through which they hold securities. Either the Subscription Agent or the relevant participant, as the case may be, will attempt to sell the Rights of such beneficial Ineligible Holders, for their account, on such date(s) and at such price(s) as determined by the particular agent, in its sole discretion.

The Rights and the securities issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Units provided that they furnish an investor letter satisfactory to the Corporation on or before •, 2009; provided, however, that a person who is located in the United States, is a U.S. Person or who is acting for the account or benefit of a U.S. Person may not exercise Rights or purchase Units. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Corporation that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro–rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Similar provisions will apply to Rights held by a participant on behalf of a beneficial Ineligible Holder.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights and Units may have tax consequences in the jurisdiction in which they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of Rights, Units, Common Shares or Warrants.

STANDBY COMMITMENT

The Corporation has entered into the Standby Purchase Agreement with the Standby Purchaser. Pursuant to the Standby Purchase Agreement, the Standby Purchaser has agreed to purchase, at the Subscription Price, that number of Standby Units such that 50% and up to 100% of the aggregate number of Units offered pursuant to this Offering are subscribed for hereunder, after giving effect to all Units purchased by the shareholders of the Corporation upon exercise of their Basic Subscription Rights and Additional Subscription Privileges, provided that in no event shall the Standby Purchaser be required to purchase an amount of Units pursuant to the Standby Commitment that would result in the Standby Purchaser owning more than 19.9% of the total issued and outstanding Common Shares of the Corporation, on a fully diluted basis, after giving effect to this Offering. In consideration for his commitment to subscribe for and take up Units pursuant to the Standby Commitment, the Standby Purchaser shall be entitled to a fee in the amount, not to exceed $93,750, equal to 7.5% of those gross proceeds of this Offering attributable to the purchases of Units purchased by the Standby Purchaser pursuant to the Standby Commitment, payable in cash.

The Standby Purchaser has provided usual representations, warranties and covenants under the Standby Purchase Agreement.  The obligation of the Standby Purchaser to complete the closing of the transactions set out in the

Standby Purchase Agreement is subject to the satisfaction in full of the following conditions, among others:  (i) the completion of the Offering in accordance with this short form prospectus; (ii) there shall be no order to cease or suspend trading in any securities of the Corporation; (iii) no inquiry, action, suit, investigation (formal or informal) or other proceeding is commenced, threatened or announced; and (iv) the Corporation shall not be in breach of, default under or non–compliance with any material representation, warranty, covenant, term or condition of the Standby Purchase Agreement.

The Standby Purchase Agreement may be terminated by the Standby Purchaser prior to the Expiry Time in certain circumstances, including (but not limited to) if: (a) any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a governmental entity in relation to the Corporation or in relation to any of the directors or officers of the Corporation, any of which suspends or ceases trading in the Rights, Warrants or Common Shares or operates to prevent or restrict the lawful distribution of any of the Rights, Warrants or Common Shares; (b) any order is issued by a governmental entity, or if there is any change of law (as defined in the Standby Purchase Agreement), either of which suspends or ceases trading in the Rights, Warrants or Common Shares or operates to prevent or restrict the lawful distribution of any the Rights, Warrants or Common Shares; (c) any material adverse change with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations, results of operations or prospects of the Corporation and its subsidiaries, on a consolidated basis, occurs; (d) the Corporation fails to obtain any requisite listing approval from the TSX; (e) the Rights or Common Shares are de-listed or suspended or halted for trading for a period greater than one business day for any reason by the TSX at any time prior to the closing of the Offering; (f) the final prospectus has not been filed in each of the Eligible Jurisdictions on or before January 31, 2009; or (g) if the Offering is otherwise terminated or cancelled or the standby closing date (as defined in the Standby Purchase Agreement) has not occurred on or before ●, 2009.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Standby Purchase Agreement which is available on SEDAR at www.sedar.com.

The Standby Purchaser is a British Columbia private company owned and controlled by Douglas Johnson, the Chairman of our Board of Directors. Pursuant to the Standby Purchase Agreement, Mr. Johnson has guaranteed certain of the obligations of the Standby Purchaser contained therein, including the obligation of the Standby Purchaser to purchase, at the Subscription Price, that number of Standby Units such that 50% and up to 100% of the aggregate number of units offered pursuant to this Offering are subscribed for hereunder. As at the date hereof, the Standby Purchaser and Mr. Johnson own, directly or indirectly, 5,574,000 Common Shares, representing approximately 5.9% of the outstanding Common Shares of the Corporation. Pursuant to the Standby Commitment, following the closing of the Offering, The Standby Purchaser and Mr. Johnson could own, directly or indirectly, up to 19.9% of our Common Shares on a fully diluted basis.

The Standby Purchaser is not engaged as an underwriter in connection with the Offering and has not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.

RISK FACTORS

An investment in the Units is subject to a number of risks. A prospective purchaser of the Units should carefully consider the information and risks faced by the Corporation described in this short form prospectus and the documents incorporated herein by reference, including without limitation the risk factors set out under the heading "Risk Factors" in the Corporation's Annual Information Form.

Our Common Share price has been, and is likely to continue to be, highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the TSX fluctuated from $0.23 (low) to $0.80 (high) during the fiscal year ended April 30, 2008, and from $0.07 (low) to $0.175 (high) during the period from May 1, 2008 through December 24, 2008.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our Common Shares.

You will experience immediate dilution in the book value per share of the Common Shares you purchase

Because the price per Unit being offered may be higher than the book value per share of our Common Shares, you will suffer substantial dilution in the net tangible book value of the Common Shares you purchase in this Offering.  Based on a total offering of $• and an offering price of $• per Unit in this Offering and a net tangible book deficiency per share of our Common Shares of approximately $0.06 as of October 31, 2008, if you purchase Common Shares in this Offering, you will suffer immediate and substantial dilution of approximately $• per Common Share in the net tangible book value of the Common Shares.

There is expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing

The Company has incurred significant losses since inception and as of October 31, 2008 had working capital of approximately $0.7 million and an accumulated deficit of $143.4 million. The Company's ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company's financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

We have discretion in the use of the net proceeds from this Offering

We currently intend to allocate the net proceeds we will receive from this Offering as described under "Use of Proceeds". However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate net proceeds differently from that described in "Use of Proceeds" if we believe it would be in our best interests to do so. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There is no public market for the Warrants

We do not intend to list the Warrants on any securities exchange or to arrange for any quotation system to quote them.  As there can be no assurance as to the liquidity of any trading market for the Warrants or that a trading market for the Warrants will develop, purchasers may not be able to resell Warrants comprised in the Units that are purchased under this short form prospectus.  This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control

Our authorized preferred shares are available for issuance from time to time at the discretion of our Board, without shareholder approval. Our articles grant our Board the authority, subject to the corporate laws of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our Common Shares.

We also have a shareholder rights plan that requires anyone who seeks to acquire twenty (20%) percent or more of our outstanding Common Shares to make a bid complying with specific provisions included in the shareholder rights plan.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sangra Moller LLP, counsel to the Corporation, the following is a general summary of the principal Canadian federal income tax considerations arising in respect of the receipt of Rights under this Offering. This summary is only applicable to holders of Rights who acquire such Rights pursuant to the Offering in their capacity as a shareholder and who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, are resident in Canada and hold their Common Shares, and will hold their Rights, Warrants and Common Shares issued pursuant to the exercise of the Rights or Warrants, as capital property and deal at arm's length with, and are not affiliated with, the Corporation (a "Resident Rights Holder").

This summary is based on the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force on the date hereof and counsel's understanding of the current administrative policies and practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary does not apply to a Resident Rights Holder that is a "financial institution" for purposes of section 142.2 of the Tax Act, a "specified financial institution" as defined for purposes of the Tax Act, or a Resident Rights Holder to which the "functional currency" reporting rules in subsection 261(4) of the Tax Act apply, nor does it apply to a taxpayer an interest in which is a tax shelter investment for the purposes of the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. It does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Resident Rights Holder, and no representations concerning the tax consequences to any particular Resident Rights Holder are made. Resident Rights holders should consult their own tax advisers regarding the income tax considerations applicable to them having regard to their particular circumstances.

Receipt of Rights

Generally, no amount will be required to be included in computing the income of a Resident Rights Holder as a consequence of acquiring Rights under the Offering. The cost to a Resident Rights Holder of Rights received under the Offering will be nil. The adjusted cost base of each identical Right held by a Resident Rights Holder will be averaged with the adjusted cost base of each other Right held by the Resident Rights Holder (including any Rights acquired otherwise than pursuant to the Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Resident Rights Holder upon the exercise of Rights. Common Shares and Warrants acquired by a Resident Rights Holder upon the exercise of Rights will have a cost to the Resident Rights Holder equal to the aggregate of the Subscription Price paid plus the adjusted cost base to the Resident Rights Holder of the Rights exercised (if any). This cost must be allocated by the Resident Rights Holder between the Common Shares and the Warrants on a reasonable basis. The adjusted cost base of each Common Share held by a Resident Rights Holder will be averaged with the adjusted cost base of each other Common Share held by the Resident Rights Holder.

Exercise of Warrants

The exercise of Warrants will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Resident Rights Holder upon the exercise of Warrants. Common Shares acquired by a Resident Rights Holder upon the exercise of Warrants will have a cost to the Resident Rights Holder equal to the aggregate of the exercise price and the adjusted cost base to the Resident Rights Holder of the exercised

Warrants. The adjusted cost base of each Common Share held by a Resident Rights Holder will be averaged with the adjusted cost base of each other Common Share held by the Resident Rights Holder.

Disposition of Rights, Warrants or Shares

Upon the disposition of a Right, Warrant or Common Share by a Resident Rights Holder (in the case of Rights or Warrants other than pursuant to the exercise or expiry thereof), the Resident Rights Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right, Warrant or Common Share to the Resident Rights Holder.

Under the Tax Act, one–half of any capital gain (or capital loss) realized by a Resident Rights Holder is a taxable capital gain (or an allowable capital loss). A taxable capital gain must be included in the Resident Rights Holder's income. Subject to and in accordance with the provisions of the Tax Act, allowable capital losses must be deducted from taxable capital gains of the Resident Rights Holder in the year in which such allowable capital losses are realized. Any remaining allowable capital losses may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a corporate Resident Rights Holder on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply to a partnership or trust of which a Corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Rights Holder that is a Canadian–controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Expiry of Rights or Warrants

Upon the expiry of an unexercised Right or Warrant, a Resident Rights Holder will realize a capital loss equal to the adjusted cost base of the Right or Warrant to the Resident Rights Holder. See above regarding the treatment of capital losses.

ELIGIBILITY FOR INVESTMENT

In the opinion of Sangra Moller LLP, counsel to the Corporation, the Rights, the Common Shares and Warrants issuable upon the exercise thereof and the Warrant Shares issuable on the exercise of the Warrants if, as and when issued, and provided that the Rights and the Common Shares (including any Warrant Shares) are listed at that time on the TSX, will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered disability savings plan, a registered education savings plan or a deferred profit sharing plan (each a "Registered Plan") under the Tax Act and the regulations thereunder. The foregoing assumes that the Corporation is not a connected person (within the meaning of the Tax Act) under the governing plan of any Registered Plan and further assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the relevant securities.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Rights to be distributed pursuant to this short form prospectus will be reviewed on our behalf by Sangra Moller LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP at its offices located at 2300 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.  Ernst & Young LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Computershare Trust Company of Canada is the Corporation's registrar and transfer agent at its principal offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. You should refer to any applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the preliminary short form prospectus dated December 29, 2008 for the rights to purchase units of MIGENIX Inc. (the "Corporation"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above–mentioned preliminary short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at April 30, 2008 and 2007 and the consolidated statements of loss and deficit and cash flows for each of the years in the three–year period ended April 30, 2008. Our report is dated July 24, 2008.

Vancouver, Canada

Ernst & Young LLP

December 29, 2008

Chartered Accountants

CERTIFICATE OF THE CORPORATION

December 29, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

(Signed) "Bruce Schmidt" Bruce Schmidt Chief Executive Officer	(Signed) "Art Ayres" Art Ayres Chief Financial Officer

On behalf of the Board of Directors

of the Corporation

(Signed) "Douglas Johnson" Douglas Johnson Director	(Signed) "Pieter Dorsman" Pieter Dorsman Director

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